Exhibit 1

LUBY’S SAVINGS AND INVESTMENT PLAN

Financial Statements
and Supplemental Schedule

December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee
Luby’s Savings and Investment Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Luby’s Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Calvetti Ferguson

Houston, Texas
June 28, 2017

LUBY’S SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value:
Mutual funds	$20,865,516	$19,454,213
Employer securities	—	182,991
Total investments, at fair value	20,865,516	19,637,204
Investments, at contract value	3,918,558	3,507,504
Notes receivable from participants	1,245,903	1,179,966
Due from broker	145,106	—
Total assets	26,175,083	24,324,674
Liabilities - Excess contributions payable	(125,949)	(70,731)
Net assets available for benefits	$26,049,134	$24,253,943

The accompanying notes are an integral part of these financial statements.

LUBY’S SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2016

Additions:
Participant contributions	$1,988,301
Employer contributions	417,737
Rollovers	139,290
Total contributions	2,545,328
Interest on notes receivable from participants	49,746
Interest	43,400
Dividends	661,533
Net appreciation in fair value of investments	1,280,412
Other income	47,055

Total additions	4,627,474

Deductions:
Benefits paid to participants	2,566,855
Administrative expenses	265,428
Total deductions	2,832,283

Net increase	1,795,191

Net assets available for benefits:
Beginning of year	24,253,943

End of year	$26,049,134

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION

The Luby’s Savings and Investment Plan (the “Plan”) provides retirement savings benefits to eligible employees of Luby’s, Inc. (“Company” or “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan that provides retirement savings benefits to eligible employees of Luby’s, Inc. and Luby’s Fuddruckers Restaurants, LLC through voluntary contributions by employees and discretionary contributions by the Company. Eligible employees are employees who have attained 21 years of age and, effective October 1, 2014, have completed six months of service. The Plan, which commenced effective March 1, 1997, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective October 1, 2014, the Plan was amended and restated and a new administrator and custodian of the Plan was appointed. As a result of the change in custodian, the assets of the Plan transferred from American Funds to Great-West Trust Company, LLC. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian.

Contributions – Participants may elect to contribute an amount not less than 1% and not more than 25% of eligible compensation as defined by the Plan subject to Internal Revenue Service ("IRS") limits ($18,000 for 2016). Participants who have attained 50 years of age before the end of the Plan year are eligible to make catch-up contributions ($6,000 for 2016). Participants may change their percentage contribution election at any time and direct the investment of their contributions into various investment options offered by the Plan. The Company currently provides a discretionary employer match of 25% for the first 6% of compensation.

Rollovers – Rollover contributions represent funds transferred to the Plan from other qualified plans by participants.

Participants' Accounts – Each participant account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings as well as an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are 100% vested in their contributions and any earnings thereon. Vesting in the Company’s non-elective contributions portion of their accounts is based on years of continuous service as follows:

Number of Years of Completed Service	Percentage of Vested Interest
1	—%
2	25%
3	50%
4	75%
5	100%

Forfeitures – Participants who terminate employment with the Company prior to full vesting forfeit the non-vested portion of the Company’s non-elective contribution. At December 31, 2016, and 2015, forfeited non-vested accounts totaled $215 thousand and $212 thousand, respectively. These accounts will be used to reduce future Employer contributions and pay the Plan’s expenses. Also, in 2016, employer contributions were reduced by approximately $12 thousand from forfeited non-vested accounts.

Withdrawals – The Plan provides benefits for eligible participants upon retirement, death, termination, or permanent disability, according to the form of payment elected by the participant within the limitations defined in the Plan. In addition, the Plan provides in-service distribution benefits for eligible participants. On termination of service, any balance under $5,000 is automatically distributed from the Plan as soon as administratively possible.

Notes Receivable from Participants – Participants may borrow up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of all loans in the previous 12 months or 50% of the present value of the participant’s vested account balance. The minimum loan amount is $1,000. Loan terms range from one to five years for general purpose loans. Initially, interest rates are based on prime rate plus 1%. Interest on loans is fixed for the term of the loans, ranging from 4.25% to 8.75% as of December 31, 2016 and 2015. Generally, loan repayment is executed through payroll deduction.

Plan Trustee – Reliance Trust Company (“Trustee”) served as trustee for the Plan throughout the 2016 Plan year. Among other duties, the Trustee receives contributions, holds and invests the fund assets in accordance with the directions of participants, and makes disbursements as directed by the Plan Administrator. In January 2017, the Company amended the Plan to replace Reliance Trust Company as trustee with Great-West Trust Co, LLC as trustee.

Continuation of the Plan – The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan in accordance with the provisions of the Plan. Should the Plan terminate, the account of each participant shall be fully (100%) vested as of the effective date of termination of the Plan. The vested accounts may be distributed to participants after the effective date of the Plan termination.

Administrative Expenses – The Company may pay, at its discretion, all reasonable costs, charges and expenses incurred in the administration of the Plan. Any administrative expenses not paid by the Company are paid directly by the Plan and the Participants. Investment-related expenses are included in net appreciation in fair value of investments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan’s financial statements are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition – Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investment portfolio are determined using various valuation techniques and are placed into the fair value hierarchy considering the following: (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflects the assumptions about the exit price, including assumptions that market participants would use in pricing the assets (Level 3). The categorization of the Plan’s financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the aforementioned valuation hierarchy:

Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and classified within level 1 of the valuation hierarchy.

Employer Securities – Employer securities are common stock issued by the employer that is readily tradable in an established securities market and are classified within level 1 of the valuation hierarchy. The Luby’s, Inc. Employer Stock investment option has been frozen and is no longer available. In December 2016, the Plan removed Luby's, Inc. Employer Stock holdings from each participants accounts by liquidating each position and reinvesting the proceeds upon settlement into an approved mutual fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend rate. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Due from Broker - Due from Broker are proceeds in-transit for investment securities sold. These amounts are receivables from clearing organizations relating to investment security transactions to be settled.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016, or 2015. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2016 excess contributions to the applicable participants prior to March 15, 2017.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Risks and Uncertainties – The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements – In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The amendments in this update remove the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value and to simplify certain investment disclosures required for employee benefit plans. The update designates contract value as the only required measure for fully benefit-responsive investment contracts and eliminates certain disclosures (Part I). Additionally, the update eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type, and the investment information disaggregated based on nature, characteristics and risks (Part II). The update also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end (Part III). The amendments in Part III are not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The amendments within Parts I and II require retrospective application. Management elected to early adopt the provisions of Parts I and II of this new standard in 2015. Accordingly, these provisions were retrospectively applied in 2015.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value ("NAV") per share (or its equivalent) using the practical expedient in FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement.The scope of current disclosure requirements for investments eligible to be measured at NAV will be limited to investments to which the practical expedient is applied. This guidance requires retrospective application. The Plan adopted this guidance as of January 1, 2016. The adoption of this guidance did not have an impact on the Plan because all investments measured at fair value in the Plan have readily determinable fair value.

Subsequent Events –  In November 2016, the Plan made the determination to liquidate holdings for all participants of the Employer Stock, ("LUB"). The Plan Administrator initiated the liquidation trades between December 22, 2016 - December 29, 2016. Final settlement occurred in January 2017. In January 2017, the Company amended the Plan to replace Reliance Trust Company with Great-West Trust Co, LLC as trustee.

The Plan has evaluated all other events and transactions that occurred through June 28, 2017, the date these financial statements were issued.

NOTE 3 – GROUP ANNUITY CONTRACT

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company ("Great-West") that invests contributions in the Key Guaranteed Portfolio Fund. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:

(a) Amendments to the Plan document (including complete or partial Plan termination or merger with another plan),

(b) Changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions,

(c) Bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or

(d) The failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

NOTE 4 – FAIR VALUE MEASUREMENT

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015 (Level 1, 2 and 3 inputs are defined in Note 2):

2016	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$20,865,516	$—	$—	$20,865,516
Total investments measured at fair value	$20,865,516	$—	$—	$20,865,516

2015	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$19,454,213	$—	$—	$19,454,213
Employer securities	182,991	—	—	182,991
Total investments measured at fair value	$19,637,204	$—	$—	$19,637,204

NOTE 5 – INCOME TAX STATUS

Prior to October 1, 2014 the Plan operated under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust sponsored by American Funds Distributors, Inc. The IRS determined by a letter dated March 31, 2008, that the prototype plan and its related trust were designed in accordance with the applicable sections of the IRC. Although the Plan was amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Effective October 1, 2014, the Plan operates under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust sponsored by Great West Trust Company. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the IRS dated March 31, 2014 stating that the prototype constitutes a qualified plan under Section 401 of the IRC and that the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

NOTE 6 – RELATED-PARTY and EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Great-West Trust Company, LLC is the custodian of the Plan's assets. Certain participant investments are in Great-West Life & Annuity Insurance Company investment vehicles, which are managed by Great-West Trust Company, LLC and these transactions are considered as party-in-interest transactions. Therefore, investment transactions in Great West group annuity contract and Luby's, Inc. Employer Stock qualify as party-in-interest transactions as defined by ERISA. Any transaction involving these investments are on the open market at fair market value as outlined in Note 2. Consequently, such transactions are permitted under the provisions of the Plan and are exempt party-in-interest transactions under ERISA. For the Plan year ended 2016, fees paid by the Plan amounted to approximately $265 thousand for audit, recordkeeping, investment advisory and legal fees.

The Plan has notes receivable from participants at December 31, 2016 and 2015. As a result, these receivables and all transactions relating to these receivables qualify as party-in-interest transactions. These transactions are exempt from being prohibited transactions by ERISA.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$26,049,134	$24,253,943
Excess contributions payable	125,949	70,731
Net assets available for benefits per Form 5500	$26,175,083	$24,324,674

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,795,191
Add – Excess contributions payable at December 31, 2016	125,949
Less – Excess contributions payable at December 31, 2015	(70,731)
Net increase in net assets available for benefits per Form 5500	$1,850,409

* * * * *
LUBY’S SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 74-1335253
Plan # 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Putnam Investments	Putnam Dynamic Asset Allocation Con R6	(i)	$28,348
	Putnam Investments	Putnam Dynamic Asset Allocation Bal R6	(i)	38,036
	Putnam Investments	Putnam Dynamic Asset Alloc Growth R6	(i)	135,699
	JPMorgan	JPMorgan Intl Research Enhanced Eq Sel	(i)	2,484,893
	Vanguard Group, Inc.	Vanguard Emerging Mkts Stock IDX Adm	(i)	894,793
	Invesco Advisers, Inc.	Invesco Gold & Precious Metals Y	(i)	625,574
	Franklin Advisers, Inc.	Franklin Small Cap Growth R6	(i)	755,413
	JPMorgan	JPMorgan Small Cap Value Select	(i)	805,824
	Vanguard Group, Inc.	Vanguard Small Cap Index Adm	(i)	162,084
	AllianceBernstein LP	AllianceBernstein Relative Value Advisor	(i)	1,892,990
	Massachusetts Fin Services Co	MFS Mid Cap Value R4	(i)	1,105,389
	Vanguard Group, Inc.	Vanguard Mid Cap Index Fund - Admiral	(i)	441,303
	JPMorgan	JPMorgan Mid Cap Growth R6	(i)	887,510
	Gateway Investment Adv	Gateway Y	(i)	21,167
	Invesco Advisers, Inc.	Invesco Equally-WTD S&P 500 Y	(i)	345,211
	Massachusetts Fin Services Co	MFS Growth R4	(i)	1,841,683
	AllianceBernstein LP	AllianceBernstein Global Bond Adv	(i)	1,058,023
	AllianceBernstein LP	AllianceBernstein High Income	(i)	1,887,661
	OFI Global Asset Mgmt	Oppenheimer Senior Floating Rate I	(i)	1,827,048
	Pioneer Investment Mgmt	Pioneer Bond Y	(i)	2,843,251
	Pioneer Investment Mgmt	Pioneer Short Term Income Y	(i)	23,204
	Teachers Advisors, Inc.	TIAA-CREF Inflation Link BD Instl	(i)	760,412
*	Great-West Life & Annuity Ins. Co.	Key Guaranteed Portfolio Fund	(i)	3,918,558
*	Participant Loans	Maturity dates through 2021, bearing interest rate of 4.25% to 8.75%	(i)	1,245,903
		Total investments		$26,029,977

_____________________

(i)	Historical cost of participant directed investments is not a required disclosure.

*	Party-in-interest